FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

[redacted]

09046174

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

SUPPL

May 11, 2009

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Receives Further Licenses and Approvals for Cobalt Project." It was officially released on May 11, 2009.

Thanks and best regards,

Leianne Emery

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dle 5/18

Formation

Formation Capital Corporation
Suite #1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

Formation Receives Further Administrative Licenses and Approvals for Cobalt Project

Vancouver, BC., May 11, 2009 Formation Capital Corporation (FCO-TSX), has been provided an update by its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") regarding the remaining administrative licenses and approvals for the 100% owned Idaho Cobalt Project (ICP) located near Salmon, Idaho.

Subsequent to the United States Department of Agriculture, Salmon Challis National Forest (Forest Service) upholding the Record of Decision (ROD) and the successful finalization of the National Pollutant Discharge Elimination System (NPDES) Permit by the United States Environmental Protection Agency, other administrative licenses and approvals required for mine construction and mining operations of the ICP are now being finalized by the responsible authorities. Preston Rufe, Environmental Manager, Formation Capital Corporation, U.S. comments, "These approvals were expected and are being received on schedule. We are very pleased with this continued progress".

The recently received licenses, approvals and certifications were issued by the Idaho Department of Environmental Quality (IDEQ), Idaho Department of Water Resources (IDWR) and the United States Army Corps of Engineers (USACE). These approvals include an Air Quality Permit to Construct and a Clean Water Act Section 401 Certification issued by the IDEQ, a Stream Channel Alteration Permit issued by the IDWR, and a Section 404 Nationwide Wetlands Permit issued by the USACE. The IDEQ's Air Quality Permit demonstrates any potential effects the ICP may have on air quality fall within IDEQ standards, while the remaining approvals certify that the Company now has the requisite authorizations to construct the treated water discharge pipeline for the ICP.

Bill Scales, President, Formation Capital Corporation, U.S. stated, "We will continue to work in conjunction with responsible agencies to secure all authorizations necessary for the timely advancement of the ICP."

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green,
C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo. V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Tel: 604-682-6229 - Email: inform@formcap.com – Web: formcap.com